JOHN HANCOCK VARIABLE INSURANCE TRUST
601 Congress Street
Boston, MA 02210-2805
August 20, 2012
VIA EDGAR
Sonny Oh
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	John Hancock Variable Insurance Trust / Post-Effective Amendment to Form N-1A Registration Statement (Filed June 28, 2012) (File Nos. 2-94157; 811-4146)
Dear Mr. Oh:
This letter responds to the comments of the staff of the Securities and Exchange Commission (the “SEC”) that were conveyed to Betsy Seel, Assistant Secretary of John Hancock Variable Insurance Trust (the “Trust” or the “Registrant”), by telephone on August 8, 2012 with respect to post-effective amendment No. 102 to the registration statement of the Trust on Form N-1A (the “Amendment”), which was filed with the SEC via EDGAR on June 28, 2012. The Amendment relates to the addition of Series I and Series II shares to the following funds: 500 Index Trust B, International Equity Index Trust B and Total Bond Market Trust B (collectively, the “Funds”). Capitalized terms used and not defined herein have the meanings given them in the Amendment.
The staff’s comments are set forth below. Changes in response to the staff’s comments as described below will be made in the Funds’ definitive form of prospectus, which the Trust will file pursuant to Rule 497(c) under the Securities Act of 1933, as amended (the “Securities Act”).
Prospectus:
Comment 1: If the Registrant distributes a summary prospectus, the legend set forth in Rule 498(b)(1)(v) under the Securities Act should be included in the summary prospectus.
          Response: The Registrant does not distribute summary prospectuses.
Comment 2: The Registrant must file a post-effective amendment containing an interactive data file relating to the Amendment, as required by Rule 405 of Regulation S-T and General Instruction C.3.(g) of Form N-1A, no later than 15 business days after the effective date of the Amendment.
          Response: This filing will be made.

Comment 3: On the facing page of the Registrant’s post-effective amendment, include the Registrant’s phone number (including area code) and the caption “Approximate Date of Proposed Public Offering.”
          Response: The Registrant will include this information on the facing page of the next post-effective amendment to its registration statement on Form N-1A.
Comment 4: On the first page of the prospectus, include the parenthetical (“formerly known as “John Hancock Trust”) below the name of the Trust.
          Response: The name of the Trust was changed to John Hancock Variable Insurance Trust effective May 1, 2011, and a parenthetical to this effect was included on the first page of the Registrant’s May 1, 2011 prospectus. Accordingly, the Registrant does not believe that it is necessary to include the parenthetical on the first page of the prospectus set forth in the Amendment, and therefore, respectfully declines to make the requested change.
Comment 5A: On the back cover of the prospectus under “Annual/Semiannual Report to Shareholders,” the reference to the Trust’s performance should be to the Trust’s most recent fiscal year end performance.
          Response: This change will be made.
Comment 5B: On the back cover of the prospectus confirm that the zip code for the Public Reference Room of the SEC is correct.
          Response: The zip code of the Public Reference Room of the SEC will be verified.
Comment 5C: On the back cover of each summary prospectus, the registration number under the Investment Company Act of 1940, as amended (the “1940 Act”), should be added in a font slightly smaller than the font of the text of the prospectus.
          Response: The Registrant does not issue summary prospectuses. Nevertheless, this number will be included on the last page of the statutory prospectus.
Comment 6A: Amend and restate the first paragraph under “Fees and Expenses” to be as follows:
“This table describes the fees and expenses that you may pay if you buy and hold shares of the fund. The fees and expenses do not reflect fees and expenses for the variable insurance contracts and would be higher if they did. For more information on the fees of the variable insurance contracts see the contract prospectus.”
          Response: This change will be made.
Comment 6B: Add the following sentence to the end of paragraph preceding the “Examples.”
“The examples do not reflect fees and expenses for the variable insurance contracts and would be higher if they did.”

          Response: This change will be made.
Comment 6C: Under “Fees and Expenses,” disclose any Shareholder Fees, as described in Item 3 of Form N-1A, that are imposed on the Funds’ shares.
          Response: Shareholders Fees, as described in Item 3 of Form N-1A, are not imposed on any Fund’s shares and, therefore, are not disclosed. Accordingly, the Registrant declines to make the requested change.
Comment 6D: Under “Annual Fund Operating Expenses” in the table list Management Fees, Distribution and Series (12b-1) fees, Other Expenses and Total Operating Expense on the vertical axis and the series of the Trust on the horizontal axis. Accordingly, the Registrant declines to make the requested change.
          Response: The Registrant believes that listing Management Fees, Distribution and Series (12b-1) fees, Other Expenses and Total Operating Expense on the a horizontal axis and the Fund’s name on a vertical axis complies with the requirements of Form N-1A.
Comment 7A(i): Pursuant to Item 4(a) of Form N-1A, in the Risk/Return Summary of the prospectus, the principal investment strategies of each Fund should be summarized with the complete disclosure set forth in the statutory prospectus.
          Response: This change will be made.
Comment 7A(ii): Clarify whether the policies listed under “Additional Information about the Funds’ Principal Investment Policies” are principal investment policies. If these policies are principal investment policies, disclose them and their risks in the summary portion of the prospectus.
          Response: This change will be made.
Comment 7B: For each Fund that has a policy of investing at least 80% of its net assets in a particular type of investment, add a statement that this policy may be changed without shareholder approval.
          Response: Under “Management — Trustees,” the prospectus states that “The Board may change the investment objective and strategy of the fund without shareholder approval.” Registrant believes that this statement is sufficient to disclose that a Fund’s 80% policy (as well as its investment strategy in general) may be changed without shareholder approval, and therefore, respectfully declines to make this change.
Comment 7C: For each Fund, the risks listed under “Principal Risks of Investing in the Fund” should reflect the risks of the Fund’s principal investment strategies and appropriate risk disclosure should be provided for each principal investment strategy of the Fund.
          Response: This change will be made.

Comment 7D: The investment policies of each Fund indicate that it may invest in derivatives. Therefore, please review the description of the Fund’s derivatives investments in the prospectus to ensure that the disclosure fully describes how the Fund will use derivatives and the risks associated with this use. See the letter from Barry Miller of the Division of Investment Management of the SEC to the Investment Company Institute dated July 30, 2010.
          Response: The derivatives disclosure in the prospectus will be reviewed and any necessary changes will be made.
Comment 8A: The principal risks of investing in each Fund should be set forth in the statutory prospectus and then summarized in the summary section of the prospectus.
          Response: These changes will be made.
Comment 8B: In the summary prospectus, each principal investment strategy should have a corresponding investment risk.
          Response: This change will be made.
Comment 9A: In the Average Annual Total Return table for 500 Index Trust B, adjust the performance of Series I and Series II to reflect class expenses or explain supplementally why this adjustment is not needed.
          Response: The calculation of the performance of Series I and Series II shares of 500 Index Trust B is consistent with the SEC staff’s views, expressed in no action letters to Merrill Lynch Asset Management (March 9, 1990) and IDS Financial Corp. (Dec. 19, 1994), that a new class of shares of a fund may include the performance of the fund’s oldest class of shares adjusted for front- or back-end sales loads applicable to the new class, but not for Rule 12b-1 fees applicable to the new class. This approach is explained in the introductory paragraph to the performance table for 500 Index Trust B, as follows:
“Unless all share classes shown in the table have the same inception date, performance shown for periods prior to the inception date of a class is the performance of the fund’s oldest share class. This pre-inception performance, with respect to any other share class of the fund, has not been adjusted to reflect the 12b-1 fees of that class. As a result, the pre-inception performance shown for a share class other than the oldest share class may be higher or lower than it would be if adjusted to reflect the 12b-1 fees of the class.”
Comment 9B: The ten year performance of 500 Index Trust B is provided even though the Fund commenced operations in 2005. Either remove the ten year performance or disclose why ten year performance is provided.
          Response: The prospectus will be revised to disclose that performance information for 500 Index Trust B for periods prior to this Fund’s inception represents the performance of the

Fund’s predecessor, the Equity Index Fund, a series of John Hancock Variable Series Trust I (the “500 Index Fund B Predecessor”).
Comment 10: In the summary portion of the prospectus for 500 Index Trust B under “Management,” we note that the portfolio manager’s commencement date is prior to the inception date of the Fund. Please either change this date or explain why it is appropriate.
          Response: The prospectus will be amended to indicate that the portfolio manager commencement date provided is the date that the portfolio manager commenced managing the 500 Index Fund B Predecessor.
Comment 11A: Each summary portion of the prospectus states that information about the purchase and sale of fund shares may be found in the section “Additional Information About the Funds.” Please add disclosure to this section regarding the purchase and sale of fund shares.
          Response: This change will be made.
Comment 11B: The section “Temporary Defensive Investing” under “Additional Information About the Funds” should be moved to the section “Additional Information about the Funds’ Principal Investment Policies.”
          Response: This change will be made.
Comment 12: The advisory fee rates should be disclosed in the body of the prospectus not in an appendix.
          Response: Registrant believes that disclosing the advisory fee rates in an appendix to the prospectus complies with the requirements of Form N-1A. Accordingly, the Registrant declines to make the requested change.
Comment 13: Under “General Information — Valuation of Securities” describe the effect on the NAV of the Registrant of not fair valuing securities traded on foreign exchanges.
          Response: This effect is described in the last paragraph of this section. Accordingly, the Registrant declines to make the requested change.
Comment 14A: In the first paragraph under “Disruptive Short Term Trading” disclose that disruptive short term trading may adversely affect the performance of a fund.
          Response: Registrant believes that this effect is described in the first sentence in the first paragraph of this section. Accordingly, the Registrant declines to make the requested change.
Comment 14B: The last sentence in the third paragraph under “Disruptive Short Term Trading” states that JHVIT may impose restrictions on disruptive short term trading. Disclose any such restrictions and whether the restrictions are uniformly applied. If such restrictions are not uniformly applied, include disclosure regarding the risks of not uniformly applying these restrictions.

          Response: If JHVIT believes that a particular contract owner is engaging in disruptive short term trading, it may request the insurance company to impose restrictions on that contract owner’s trading activity. The second to last paragraph in this section notes that restrictions on trading may vary among insurance companies and insurance products, and then describes the effects on a Fund if JHVIT and the insurance companies are unsuccessful in restricting disruptive short term trading. The Registrant believes that this disclosure is responsive to the requirements of Form N-1A and, accordingly, the Registrant declines to make the requested change.
Comment 14C: As the last paragraph in the section notes that market timers may target funds with significant investments in foreign securities, high yield and small cap securities, please indicate whether any of the Funds invests in these types of securities.
          Response: This change will be made.
Statement of Additional Information (the “SAI”):
Comment 15: Under “Investment Policies” and “Additional Investment Policies,” clarify which of the investment policies listed are principal investment policies.
          Response: The principal investment policies of the Funds are listed in the prospectus. The SAI contains further disclosure regarding certain of these principal investment policies as well as disclosure on other investment policies of the Funds. The heading “Additional Investment Policies” will be removed to avoid confusion as to which investment policies are principal policies and which are not.
Comment 16A: Under “Management of JHVIT” list the age of each Trustee and Officer, not their date of birth.
          Response: Since shares of the Trust are continuously offered we believe that listing the birth years of the Trust’s Trustees and Officers provides more accurate information to investors than listing their ages. Accordingly, the Registrant declines to make the requested change.
Comment 16B: Under “Management of JHVIT, Independent Trustees,” conform the table to the format set forth Item 17 of Form N-1A.
          Response: Registrant believes that the table conforms to the requirements of Item 17(a) of Form N-1A. Accordingly, the Registrant declines to make the requested change.
Comment 16C: Under “Management of JHVIT, Duties and Compensation of Trustees,” conform the compensation table to the format set forth in Item 17(c) of Form N-1A.
          Response: Registrant believes that the table conforms to the requirements of Item 17(c) of Form N-1A. Accordingly, the Registrant declines to make the requested change.
Comment 16D: Under “Management of JHVIT, Trustee Ownership of Funds,” conform the table to the requirements of Item 17(b)(4) of Form N-1A. Actual dollar ranges of ownership should be included, not symbols representing such ranges.

          Response: Registrant believes that the table conforms to the requirements of Item 17(b)(4) of Form N-1A. Accordingly, the Registrant declines to make the requested change.
Comment 16E: Under “Investment Management Arrangements and Other Services — Subadvisory Fees,” provide the information required by Item 19 of Form N-1A for the subadvisory fees paid to each fund’s subadviser.
.Response: Item 19 of Form N-1A requires funds to disclose the “total dollar amounts that the Fund paid to the adviser . . . under the investment advisory contract for the last three fiscal years. (emphasis added) Because each Fund’s subadvisory fees are paid by the Fund’s investment adviser, and not the Fund, the Registrant does not believe that Item 19 requires disclosure of amounts paid to the Fund’s subadviser. Accordingly, the Registrant declines to make the requested change.
Comment 17A: Under “Policy Regarding Disclosure of Portfolio Holdings,” for each person or entity that receives information regarding portfolio holdings, disclose the frequency of such disclosure and the lag, if any, between the date of the information and the date on which the information is disclosed.
          Response: This change will be made.
Comment 17B: Under “Policy Regarding Disclosure of Portfolio Holdings,” disclose whether persons who receive information regarding portfolio holdings are required to refrain from trading on this information until it is public.
          Response: The Registrant notes that this section of the SAI states (in pertinent part) that: “Exceptions to the portfolio holdings release policy can only be approved by JHVIT’s CCO or his duly authorized delegate after considering: (a) the purpose of providing such information; (b) the procedures that will be used to ensure that such information remains confidential and is not traded upon; and (c) whether such disclosure is in the best interest of the shareholders.” Accordingly, the Registrant believes that no additional disclosure is necessary in response to this comment.
Comment 17C: The following sentence in “Policy Regarding Disclosure of Portfolio Holdings” should be bolded:
          “The potential provision of information in the various ways discussed in the preceding paragraph is not subject to the Trust’s Policy Regarding Disclosure of Portfolio Holdings, as discussed above, and is not deemed to be the disclosure of a fund’s nonpublic portfolio holding information.”
Several paragraphs in this section are duplicative. Please delete the duplicative paragraphs.
          Response: These changes will be made.

Comment 17D: Persons and entities receiving portfolio holding information are listed both in Appendix A and under “Policy Regarding Disclosure of Portfolio Holdings.” Please combine this disclosure so that it appears only once.
          Response: This change will be made.
Per the SEC staff’s request, the Registrant acknowledges the following:
-	it is responsible for the adequacy and accuracy of the disclosure in the Amendment;

-	staff comments or changes to disclosure in response to staff comments on the Amendment do not foreclose the SEC from taking any action with respect to the Amendment; and

-	it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Please call me at 617-663-2166 if you have any questions.
Very truly yours,

/s/ Betsy Anne Seel Betsy Anne Seel,
Senior Counsel and Assistant Secretary